

07004139

BB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANKERSON FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N. 44TH STREET, SUITE 200
(No. and Street)

PHOENIX, AZ 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. WILLIAM HANKERSON (602) 840-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

8950 E. RAINTREE DR., Suite 200, SCOTTSDALE, AZ 85260
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
160
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM HANKERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANKERSON FINANCIAL, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



TODD JASON
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (O) INDPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT

Independent Auditors' Report

To the Shareholder
Hankerson Financial, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Hankerson Financial, Inc. (an S Corporation) as of December 31, 2006 and the related statement of financial condition, statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2006, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedules I through III are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information some of which is required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Moss Adams LLP
Scottsdale, Arizona
February 23, 2007

HANKERSON FINANCIAL, INC.
Statement of Financial Condition
As of December 31, 2006

ASSETS		
Assets		
Cash and cash equivalents	$	220,736
Commissions receivable		20,701
Other receivables		2,376
Mutual fund investments		6,993
Prepaid expense		503
Total assets	$	251,309
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	1,550
Accrued liabilities		18,764
Total liabilities		20,314
Shareholder's Equity		
Common stock, no par value, authorized 100,000 shares; issued 15,000 shares, at stated value, and outstanding		15,000
Retained earnings		215,995
Total shareholder's equity		230,995
Total liabilities and shareholder's equity	$	251,309

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.
Statement of Operations
For the Year Ended December 31, 2006

Commission Revenue	$	252,533
Commission expense		56,199
Net commission revenue		196,334
Operating Expenses:		
General and administrative expenses		
Salaries		40,000
Rent		18,000
Professional fees		5,462
Payroll taxes		3,116
Regulatory expenses		1,252
Other		228
Total General and administrative expenses		68,058
Income from operations		128,276
Other Income		
Interest income		5,217
Other income		872
Total other income		6,089
Net Income	$	134,365

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.
Statement of Shareholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Earnings	Equity
Balance at December 31, 2005	15,000	$ 15,000	$ 81,630	$ 96,630
Net income			134,365	$ 134,365
Balance at December 31, 2006	15,000	$ 15,000	$ 215,995	$ 230,995

The accompanying notes are an integral part of these financial statements.

HANKERSON FINANCIAL, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities		
Net income	$	134,365
Adjustments to reconcile net income to net cash flows from operating activities		
Unrealized gains on investments		(389)
Changes in assets and liabilities		
Accounts receivable		53,222
Due from affiliates		1,420
Prepaids		300
Accounts payable and accrued expenses		2,386
Net cash provided by operating activities		191,304
Cash Flows from Investing Activities		
Purchase of mutual fund investments		(483)
Net change in cash and cash equivalents		190,821
Cash and cash equivalents, beginning of year		29,915
Cash and cash equivalents, end of year	$	220,736

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated December 23, 1985 in the state of Arizona for the principal purpose of acting as a registered securities broker-dealer, under the Securities and Exchange Act of 1934. The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements.

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

A concentration of credit risk exists due to the fact that a significant portion of the income received by the Company is received from limited liability companies in which the Company's shareholder is the managing member.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and related notes. Actual results could differ from those estimates.

Investments in Mutual Funds

The underlying assets of the mutual funds consist primarily of debt and equity securities. These investments are defined as trading securities and are stated at market value. Unrealized holding gains and losses are reflected as other income in the statement of operations. Market value is as determined by the fund as of the balance sheet date. Net realized gains or losses are determined on the first-in, first-out ("FIFO") basis.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Bad Debt

The Company provides for potentially uncollectible commissions receivable under the allowance for bad debt method. The allowance is provided based upon review of the individual accounts outstanding and prior history of uncollectible commission's receivables. At December 31, 2006, no allowance has been provided for potentially uncollectible commissions receivables and, in the opinion of management, all receivables are considered fully collectible.

Disclosures about Fair Value of Financial Instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of financial instruments at December 31, 2006, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the shareholder of an S-Corporation are taxed on his proportionate share of the Company's taxable income, therefore, no provision or liability for income taxes is included in these financial statements.

2. RELATED PARTIES

The Company's sole shareholder also is the sole shareholder of a related entity, William Hankerson, Ltd. (LTD). LTD provides research services to the Company. The Company leases its office premises from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses. Additionally, as Dealer Manager for several oil and gas drilling limited liability companies (LLCs), the Company receives commissions from Hankerson Management Company, LLC for which William Hankerson is the managing partner. The Company is paid a percentage of the distributable LLC cash allocated to the Manager for its services.

A summary of related party transactions is as follows:

		December 31, 2006
Rent and related office expenses	$	18,000
Salary paid to William Hankerson		40,000
Total Related Party Expense	$	58,000
Dealer manager fees earned	$	252,533

3. NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006 the Company had net capital of $214,144. The net capital requirement for 2006 was $5,000. The Company's' net capital ratio (aggregate indebtedness/net capital) was 0.09 to 1 for 2006.

SUPPLEMENTARY INFORMATION

HANKERSON FINANCIAL, INC.
Schedule I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
For the Year Ended December 31, 2006

COMPUTATION OF NET CAPITAL

Total shareholder's equity	$	230,995
Deductions		
Related party receivables, net		(15,299)
Prepaid regulatory fees		(503)
Haircuts on securities		
Other securites		(1,049)
Net capital	$	214,144
Net capital required		5,000
Excess net capital	$	209,144

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	1,550
Accrued expenses		10,205
Commissions payable		7,778
Aggregate indebtedness	$	19,533

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtness to net capital		9%
Ratio of aggreated indebtedness to net capital		0.09 to 1

HANKERSON FINANCIAL, INC.
Schedule II
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3
For the Year Ended December 31, 2006

Hankerson Financial, Inc.'s transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

HANKERSON FINANCIAL, INC.
Schedule III
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2006

Net capital per the broker's unaudited FOCUS report, Part IIA and net capital as audited	$	214,144

No adjustments were proposed to net capital per the broker's unaudited FOCUS report, Part IIA as a result of our audit.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Hankerson Financial, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of Hankerson Financial, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Hankerson Financial, Inc., that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Hankerson Financial, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Hankerson Financial, Inc. is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Hankerson Financial, Inc. has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepting in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them of future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, NASD, and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Moss Adams LLP

Moss Adams, LLP
February 23, 2007

END